TYPE:  425
  SEQUENCE:  1
  DESCRIPTION:  FILING OF COMMUNICATION

         Filed by Telescan, Inc.
         Pursuant to Rule 425 under the Securities Act of 1933
         Subject Company:  Investools, Inc.
         Commission File No. 0-17508


INVESTools, Inc.
_______________________________________________________________________________

                       The Merger of ZiaSun and Telescan

                           Immediate Synergies
                           With Growth Opportunities



                                                                    INVESTools

Forward-Looking Statement
_______________________________________________________________________________


"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This presentation contains certain forward-looking statements concerning INVESTools' operations, economic performance and financial condition. These statements are based upon a number of assumptions and estimates which are inherently subject to uncertainties and contingencies, many of which are beyond the control of the Company, and reflect future business decisions which are subject to change. Some of these assumptions may not materialize, and unanticipated events will occur which can affect the Company's results.

The Company recommends that you read the joint proxy statement/prospectus regarding the Telescan/ZiaSun merger, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities & Exchange Commission ("SEC") by Telescan. You may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Telescan at the SEC's Web site at www.sec.gov. The joint proxy statement/prospectus and the other documents filed by Telescan may also be obtained from Telescan by directing your request to Telescan, Inc., 5959 Corporate Drive, Suite 2000, Houston, TX 77036, Attn:
Investor Relations, tel: (281) 588-9829; e-mail:
investor.relations@telescan.com.



-2-                                                                 INVESTools

INVESTools: A New Company
_______________________________________________________________________________

o   Formed by the merger of ZiaSun and Telescan

    *  New company name - INVESTools
    *  New NASDAQ listing is being applied for
    *  Focused consumer strategy

o   Financially stable and cash flow positive

o   2000 pro forma revenue approximately $85mm

o   2000 pro forma EBITDA approximately $4mm

o   Synergy opportunities between ZSUN and TSCN estimated at $4mm in 2001


-3-                                                                 INVESTools

Description of the Deal
_______________________________________________________________________________

o   Stock-for-stock Transaction

o   Purchase Accounting; tax-free reorganization

o   Transaction Structure

    *  "INVESTools" is a newly established holding company
    *  ZiaSun and Telescan become separate subsidiaries

o   Exchange Ratio

    *  75% of NewCo to ZiaSun shareholders
    *  25% of NewCo to Telescan shareholders

o   Voting Agreements:   42% ZSUN, 36% TSCN

o   Reps/Warranties:     Standard

o   Governance:  Lee Barba, CEO
                 Scott Elder, Executive VP
                 Ross Jardine, Executive VP


-4-                                                                 INVESTools

INVESTools Description
_______________________________________________________________________________



                _____________________________________________
               |                                             |
               | A Leading Provider of Investor Education, | | Financial Publications and Tools Worldwide |
               |_____________________________________________|



                     ____________
                    |            |                       -------------
                    | INVESTools |                       | Portfolio |
                    |   HoldCo   |---------------------- | Holdings  |
                    |____________|                       -------------
                          |
                          |
        __________________|________________
       |                  |                |
       |                  |                |
 ____________      _____________     ______________
|            |    |             |   |              |
| Financial  |    |  Financial  |   |    Business  |
| Education  |    |  Publishing |   |    Services  |
|____________|    |_____________|   |______________|


-5-                                                                 INVESTools

INVESTools: A Powerful Story
_______________________________________________________________________________

o   Financially stable

    *  Cash flow positive
    *  Leading competitive position

o   Large aggregated customer base

    *  Matching demographic profiles
    *  Immediate and substantial cross-sell synergies

o   Best-of-breed content and services

    *  Distributed across multiple channels
    *  Available for private-labeling


-6-                                                                 INVESTools

Financially Stable
     Strong Pro Forma Performance
_______________________________________________________________________________

o   2000 pro forma revenue approximately $85mm

o   2000 pro forma EBITDA approximately $4mm

o   In 2001:

    *  We expect continued growth in the core education business
    *  We expect to continue to be cash flow positive
    *  We will continue to sell, discontinue or downsize non-core businesses

o   More than 100,000 unique individuals paid us for content last year

    *  Making us a market leader in the space
    *  With a strong competitive position
    *  Yielding continued, steady growth


-7-                                                                 INVESTools

Large Aggregate Customer Base
      With Great Demographics
_______________________________________________________________________________


o   400,000+ seminar attendees                  o   Mostly Male
o   45,000+ workshop graduates                  o   Publications: Age 35-40
o   40,000+ current active subscriptions        o   Seminars: Age 40-75
o   400,000+ active online users                o   $50,000 - $120,000 HHI
o   800,000+ online visitors per month          o   42% College Educated


        Active Paid Subscriptions                  Workshop Graduates

[Bar Graph showing increase from 1997     [Bar Graph showing increase from 1997
 to 2001 est.                              to 2001 est.

    1997               5,000                    1997                3,000
    1998              10,000                    1998                7,000
    1999              20,000                    1999               10,000
    2000              38,000                    2000               14,000
    2001est.          40,000]                   2001est.           16,000]


-8-                                                                 INVESTools

Post-Deal Synergies
_______________________________________________________________________________


o   Sell seminars to INVESTools.com house lists

o   Sell seminars using INVESTools.com marketing expertise

o   Develop videos based on INVESTools Advisors

o   Sell newsletters to OIA customer lists

o   Improve and rationalize overall product line, raise prices

      -----------------------------------------------------------------
      |                Total Targeted Synergies in 2001               |
      |                       Approximately $4mm                      |
      |                  (with more to follow in 2002)                |
      -----------------------------------------------------------------


-9-                                                                 INVESTools

We Are a Content Generating Machine
_______________________________________________________________________________


World Leader in Investment Education                    Live Seminars

o   Last year we delivered more than 1,200          [Graphic map showing
    seminars and 270 two-day workshops in 80 U.S.    locations of 12 countries
    cities and 17 international cities in 12         where seminars and
    countries                                        workshops were delivered]

Leading Provider of Subscription
Advice and Investment Tools Online                      Representative Brands

o   More than 400 complete, unique issues of        [Graphics showing FXC's Top
    premium content published each year              10 Picks for 2001,
                                                     INVESTools logo, Wall
o   Plus special reports, workbooks, audio           Street City(registered)
    tapes, video tapes and more                      logo, Frank Curzio (F.X.C.
                                                     Investors President) photo,
o   Representing more than 32 well-known             Steve Harmon photo,
    investment personalities and 40 unique,          Broadband Investor logo,
    recognizable brands                              Investor Toolbox logo,
                                                     Bernie Schaeffer's
Sold to more than 100,000 unique,                    OptionAdvi$or(registered)
paying individuals last year alone                   logo]



-10-                                                                INVESTools

Market segmentation, product mix
_______________________________________________________________________________


              ________________________________________________________________
             | New Investor        Experienced Investor         Active Expert |
             | ------------        --------------------         ------------- |
             |                                                                |
             | Online Investing Workshop                                      |
EDUCATION    |                  Tax Advantaged Investing                      |
             |                                       Advanced Options Trading |
             |                                                                |
             | Pure Fundamentalist                                            |
PUBLICATIONS |                 Wall Street Digest                             |
             |                                 Prudent Speculator             |
             |                                                 Option Advisor |
             |                                                                |
TOOLS AND    |    WSC           WSCPro        INVESTOR           PROSTATION   |
ANALYTICS    |                                TOOLBOX                         |
             |________________________________________________________________|
                                              (Not a complete list of products)


-11-                                                                INVESTools

The Platform Has Great Leverage
_______________________________________________________________________________


Direct to Customer                AND         Indirect to Customer through
                                              Private-Label Partner Brands

[Graphic showing relationship               [Graphic logos for:
 between
                                             BusinessWeek online
 Content, News, Data and
 Third-Party Technology Partners             gilder publishing

 delivered as                                Forbes.com

 Presentation Layer, Tools,                  Quick & Reilly
 Publications, Education and
 Marketing Support                           TheStreet.com

 by means of                                 AOL

 workshops/seminars, email,                  American Express
 computer, telephone, and
 personal digital devices]                   CNBC.com]




-12-                                                                INVESTools

Competition
_______________________________________________________________________________

Representative Competitors

o   Phillips Publishing
o   Gilder Publishing
o   Forbes
o   Morningstar
o   Motley Fool
o   TheStreet.com
o   Charles Schwab (educational outreach)


Our Competitive Edge

o   Education creates value (for which we can charge a premium)

o   We offer only the highest quality courses and publications

o   We have the proven ability to execute on the model

    * We fill seats, we get people to pay top dollar and we keep them coming back for more

o We have a balanced business model, including direct to consumer sales and indirect through business services sales


-13-                                                                INVESTools

At the Convergence of Three
     Rapidly Growing Markets
_______________________________________________________________________________

                        _________________________________
                       |                    Education    |   $12 billion
$5.7 billion market    |                                 |   continuing
    in paid content    |   Media/                        |   education market
        by 2005 (1)    |   Publishing                    |   in 2000 (2)
                       |                                 |
                       |                                 |
                       |                    Financial    |   $3.7 trillion in
                       |                    Services     |   assets in online
                       |_________________________________|   investing accounts
                                                             by 2003 (3)

______________
(1)  Jupiter Research
(2)  Bureau of Economic Analysis
(3)  Jupiter Research


-14-                                                                INVESTools

Areas of Long Term Growth
_______________________________________________________________________________

(1) New content acquisition

    o Active trader, personal finance and other content area specialists not currently covered

    o   Balance ownership v. license ratio

(2) eLearning initiatives

    o   $6 billion market by 2003 (1)

    o   Standard in eLearning beginning to emerge

(3) New content types

    o   Health and Wellness

______________
(1)  International Data Corporation

-15-                                                                INVESTools

In Summary: Back To Our Roots
_______________________________________________________________________________

                   A Leading Provider of Investor Education,
                  Financial Publications and Tools Worldwide


    o   Financially stable

    o   With solid top-line revenue and growing EBITDA

    o   We're in an exciting space and we have a strong competitive position

    o   We have a large, loyal customer base

    o   Best-of-breed products and services

    o   And a highly scalable platform that can be leveraged to third parties



-16-                                                                INVESTools